As Filed with the Securities and Exchange Commission on March 24, 2006
                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                              CARRICK GOLD LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466

                          |X| immediately upon filing

                             | | on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. | |

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                              Proposed maximum   Proposed maximum       Amount of
             Title of each class of                        Amount              Aggregate price       aggregate        registration
          Securities to be registered                 to be registered           per unit (1)    offering price (1)        fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         50,000,000              $.05                $2,500,000          $267.50
Depositary Receipts, each American Depositary             American
Share evidencing ten ordinary shares of Carrick Gold     Depositary
Limited.                                                   Shares
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (13) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (14)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph  (11)
                  inspect the transfer books of the
                  Depositary  and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (14) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)


Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that Carrick Gold Limited furnishes      Paragraph (11)
         the Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of March _____, 2006, among Carrick Gold Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of March ___, 2006, among Carrick Gold Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 24, 2006.

                                                   By: THE BANK OF NEW YORK,
                                                         as Depositary

                                                   By: \s\ U. Marianne Erlandsen
                                                       -------------------------
                                                   Name:  U. Marianne Erlandsen
                                                   Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Carrick Gold Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on March 24, 2006.

                                                       CARRICK GOLD LIMITED

                                                  By:  \s\ Frank Carr
                                                       -------------------------
                                                       Name:  Frank Carr
                                                       Title: Executive Chairman

      Each of the undersigned hereby constitutes and appoints Frank Carr his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on March 24, 2006.

Name                             Title
----                             -----

\s\ Frank Carr                   Executive Chairman
------------------               Principal Executive Officer, Principal
Frank Carr                       Financial Officer, Principal Accounting Officer


\s\ Brian Martin                 Director
------------------
Brian Martin

\s\ Victor Webb                  Director and Authorized Representative in
------------------               the United States
Victor Webb

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(1) Form of Deposit Agreement, dated as of March ________, 2006, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.